United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Johnson & Johnson

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Johnson & Johnson

RE: The case to vote FOR Shareholder Proposal 4 on the 2024 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 4, following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Proposal 4 (“Gender-based compensation gaps and associated risks”) on the 2024 Proxy Ballot for Johnson & Johnson (“Company”).

INVESTORS: The full text of the Proposal is found on Page 126 of the proxy statement.

Summary

Shareholder Proposal 4 addresses issues of discrimination under gender identity and sexual orientation categories regarding fair and equal worker compensation, as designated by the United States Department of Labor and the Equal Employment Opportunity Commission (EEOC).

Dozens, if not hundreds, of proposals have addressed discriminatory compensation practices at various corporation annual meetings in the past. Proposal 4 is no different, and asks Johnson & Johnson’s Board of Directors to address how and why the Company fails to treat dysphoria and de-transitioning care completely and equitably for its employees across all gender classifications. Its failure to do so should require the Company to analyze and assess consequences of the disparities in its compensation policies, including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent.

Defining terms

The Proposal begins by stating, “Compensation and benefits inequities persist across employee gender categories, and pose substantial risk to companies and society at large.” We also point out factual cases in which gender dysphoria sufferers, who fit under “gender identity” and “sexual orientation” classifications, have been provided “care” of one type – like that under employee insurance coverage provided by the Company – that only affirms humans’ capabilities to “transition” from one gender to another. Sadly, for many gender dysphoria sufferers, they learn after such body-altering procedures that their health has been permanently damaged as a result.

The “Resolved” paragraph of the Proposal states:

Shareholders request the board of directors issue a report by March 31, 2025 about compensation and health benefit gaps, which should include how they address dysphoria and de-transitioning care across gender classifications (emphasis added), including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary and private information, litigation strategy and legal compliance information, and should be published on the Company’s website.

As the Proposal explains, the U.S. Department of Labor states that “equal pay” is required if persons of different genders “perform equal work in the same workplace,” and that “all forms (emphasis added) of compensation are covered, meaning not only pay, but also benefits.”1 Also, according to the EEOC:2

It is illegal for an employer to discriminate against an employee in the payment of wages or employee benefits on the bases of race, color, religion, sex (including gender identity, sexual orientation, and pregnancy), national origin, age (40 or older), disability or genetic information. Employee benefits include sick and vacation leave, insurance, access to overtime as well as overtime pay, and retirement programs.

Clearly in the eyes of the U.S. government, “pay” and/or “compensation” includes health insurance coverage, for the purpose of determining discrimination and fairness in employment. Laws in many U.S. states treat such issues similarly.

Previous analogous proposals at other companies

Looking back, shareholder proponents have sponsored scores of proposals that ask boards for reports or analyses of companies’ policies and compensation practices, perceived or real “gaps” or disparities, and their effects upon equitable treatment of workers’ races and/or genders. For example, proposals with the following titles or topics have been presented for shareholder votes over the past ten years:3

•“Report on Compensation for Women”

•“Report on Gender Pay”

•“Report on Gender Pay Gap”

•“Report on Gender Pay Equity”

•“Gender Pay Equity”

•“Racial and Gender Pay Gaps”

•“Report on Whether Gender Pay Gap Exists”

•“Report on Pay Equity”

•“Report on Global Median Gender Pay Gap”

•“Report on Global Median Gender/Racial Pay Gap”

•“Report on Gender/Racial Pay Equity”

•“Gender/Racial Pay Equity”

•“Report on Promotion Data”

•“Report on Promotion Velocity Data”

•“Report Assessing Inclusion in the Workplace”

•“Report if Company Policies or Norms Reinforce Racism in Company Culture”

•“Racial/Civil Rights Audit”

•“Report on Race & Gender Median Pay Gaps”

1 “Equal Pay,” U.S. Dept. of Labor. See https://www.employer.gov/EmploymentIssues/pay-and-benefits/Equal-pay/.

2 “Prohibited Employment Policies/Practices,” U.S. Equal Employment Opportunity Commission. See https://www.eeoc.gov/prohibited-employment-policiespractices.

3 ProxyMonitor.org

•“Report on Implement on Elimination of Employment Racial Discrimination”

•“Report on Median Pay Gaps across Race & Gender”

•“Report on Racial Justice Goals & Starting Wages”

•“Report on Worker Health and Safety Racial & Gender Disparities”

•“Report on Costs of Low Wages and Inequality”

•“Report on Alignment of Racial Justice Goals and Starting Wages”

•“Pay Equity Disclosure”

•“Third-Party Racial Equity Audit”

•“Racial and Gender Layoff Diversity Report”

The Company’s attempt to exclude Proposal 4 from this annual meeting

Earlier this year, the Company sought permission from the Securities and Exchange Commission to exclude our proposal from consideration at the 2024 annual meeting. Johnson & Johnson’s lawyers argued:

The Proposal thus focuses on how Johnson & Johnson manages its workforce and, specifically, the types of health benefits and aspects of coverage within those benefits that are available to Johnson & Johnson employees.

The Proposal’s supporting statement contains assertions related to transgender care generally, but these statements relate only to the Proposal’s focus on general employee benefits. Decisions with respect to Johnson & Johnson’s policies for managing its sizable and global workforce are at the heart of Johnson & Johnson’s business as a global healthcare products company and are so fundamental to Johnson & Johnson’s day-to-day operations that they cannot, as a practical matter, be subject to shareholder oversight. In this regard, specific employee benefits and coverage considerations for Johnson & Johnson’s large global workforce, which the Proposal focuses on, are precisely the types of employee management decisions that are fundamental to Johnson & Johnson’s ordinary business operations.

The Company argued that our Proposal is excessively meddlesome in the day-to-day management of Johnson & Johnson’s affairs, which would be impermissible under SEC rules. But it was an argument the SEC did not buy, thus forcing the Company to include our proposal in its proxy statement.4

Like many of the examples from the past ten years cited above, the Proposal seeks a report that analyzes and evaluates gaps in the benefits it offers across categories or classifications of its employees as it pertains to gender. Contrary to the Company’s assertion, the Proposal is not granular in specific health care benefits it does or does not provide. Instead, it seeks greater insights into the disparities of its general offerings between the needs of those who suffer gender dysphoria and/or who seek “transition treatments,” versus those who have had such treatments. Many among the latter have found themselves injured, disfigured or mutilated and regret such therapies, yet have no insurance-covered recourse to attempt restoration of their bodily health or previous conditions.

4 See https://www.sec.gov/files/corpfin/no-action/14a-8/nlpcjohnson020124-14a8.pdf.

In a nutshell, the Proposal addresses discrimination.

A “de-transitioning” individual is not merely some otherwise unclassified person seeking a specific type of treatment or health insurance coverage. A “de-transitioner” fits into Dept. of Labor- and EEOC-protected categories of prohibited discrimination, which include “sex” – specifically incorporating “gender identity” and “sexual orientation.” Arguably, for a “de-transitioner,” the protected categories of “disability” and/or “genetic information” could also be cited as possible bases for discrimination.

Why is this important?

As the Proposal states in its Supporting Statement: “Johnson & Johnson provides health benefits to employees who suffer gender dysphoria/confusion, and who seek medical, chemical, and/or surgical treatments, offering ‘coverage for surgery to change the sex of any employee diagnosed with gender identity disorder.’[5] The Company boasts about its 100 percent score on the Human Rights Campaign’s Corporate Equality Index (“CEI”) and HRC’s designation as a ‘Best Places to Work for LGBTQ+ Equality.’”[6]

However, the Company articulates no similar boasts, or even acknowledgment, that it provides similar coverage for de-transitioners. Worse, Johnson & Johnson – ostensibly a health-care company – does not even concede their existence. Perhaps the greatest grievance that de-transitioners have is that they were deceived into treatments and surgeries under the promise that it’s possible to physically transform into the sex they were not born with.

Many advocates and companies aspiring to win the approval of groups like HRC advance the narrative that there is no reasoned opposition to the affirmation of transgenderism. Real-world facts, however, say otherwise. In fact, gender ideology may be the most hotly-debated topic in the U.S. right now.

Public opinion

Public opinion on the issue is deeply divided. A Gallup poll conducted in May 2023 found that 69 percent of people believe transgender athletes should only compete on sports teams that correspond to their birth sex, and 55 percent consider “changing one’s gender” to be “morally wrong.”7 A Washington Post-KFF survey taken in November 2022 discovered that 57 percent of

5 https://www.careers.jnj.com/careers/what-makes-johnson-johnson-a-global-leader-in-diversity-inclusion.

6 https://belong.jnj.com/2022/

7 Lavietes, Matt. “Most Americans oppose including trans athletes in sports, poll finds,” NBC News, June 12, 2023. See https://www.nbcnews.com/nbc-out/out-news/americans-oppose-inclusion-trans-athletes-sports-poll-finds-rcna88940.

adults believe gender is determined by biology at birth, not “identity,” and that 77 percent of respondents believe it is inappropriate for teachers to discuss transgender identity with children in kindergarten through third grade in public schools, and nearly as many said the same about fourth and fifth grades.8 These survey examples, among many that have been conducted in recent years, are only cited here to illustrate how sharply divided and vigorously debated the issue is.

As should be expected, therefore, laws around the country that address various aspects of the issue reflect these divisions in opinion. As of June, 19 states have laws that restrict treatments for gender transitioning.9 Twenty-three states only allow participation in school sports by athletes based upon their biological sex.10 Several states have enacted laws that limit use of public bathroom facilities according to an individual’s birth gender.11 Other states have laws that require treatments and oppose discrimination against “gender-affirming care.” Legislation addressing transgender-related issues has been considered in the U.S. Congress as well.12

Treatment outcomes are iffy at best

Major insurance companies rarely provide coverage for untested, experimental treatments of any type, especially those that consistently result in negative health outcomes for patients. But such medical care that aids in the effort to “transition” from one gender to another regularly produces poor – and even harmful – results. Some evidence:

•A study by the Women’s College Hospital in Ontario, Canada, found that 55 percent of men who undergo vaginoplasty surgery report being in so much pain that they need medical attention, even a year post-operation. Patients, who are often unaware of potential side effects, have suffered bleeding (43 percent), sexual function concerns (34 percent), and vaginal discharge (32.5 percent).13 14 One sufferer “in constant discomfort and pain” sought to be euthanized, in vain.15

8 Meckler, Laura & Clement, Scott. “Most Americans support anti-trans policies favored by GOP, poll shows,” Washington Post, May 5, 2023. See https://www.washingtonpost.com/education/2023/05/05/trans-poll-gop-politics-laws/.

9 Choi, Annette & Mullery, Will. “19 states have laws restricting gender-affirming care, some with the possibility of a felony charge,” CNN, June 6, 2023. See https://www.cnn.com/2023/06/06/politics/states-banned-medical-transitioning-for-transgender-youth-dg/index.html.

10 Barnes, Katie. “Transgender athlete laws by state: Legislation, science, more,” ESPN.com, Aug. 24, 2023. See https://www.espn.com/espn/story/_/id/38209262/transgender-athlete-laws-state-legislation-science.

11 Dura, Jack; Hanna, John; & Murphy, Sean. “In some states with laws on transgender bathrooms, officials may not know how they will be enforced,” Associated Press, June 26, 2023. See https://apnews.com/article/transgender-bathroom-laws-enforcement-e96e94b8935eb6bd23a42562cdeeec6c.

12 Karni, Annie. “House Passes Bill to Bar Transgender Athletes From Female Sports Teams,” New York Times, April 20, 2023. See https://www.nytimes.com/2023/04/20/us/politics/transgender-athlete-ban-bill.html.

13 Leonard, Meike. “The hidden dangers of ‘gender-affirming care’…”, DailyMail.com, Jan. 16, 2023. See https://www.dailymail.co.uk/health/article-11629421/Half-trans-surgery-patients-suffer-extreme-pain-sexual-issues-years-later.html .

14 Potter, Emery, et al. “Patient reported symptoms and adverse outcomes seen in Canada's first vaginoplasty postoperative care clinic,” Neurourology and Urodynamics, Jan. 11, 2023. See https://onlinelibrary.wiley.com/doi/10.1002/nau.25132.

15 Reinl, James. “Trans indigenous Canadian slams doctors for denying her euthanasia request…,” DailyMail.com, July 28, 2023. See https://www.dailymail.co.uk/news/article-12349523/Trans-indigenous-Canadian-slams-doctors-denying-euthanasia-request-saying-death-free-agony-surgically-built-vagina.html.

•Daniel Black was given hormonal treatment after only a 30-minute consultation and had his penis removed surgically, but after only a year he regretted his decision and began the de-transitioning process. “The surgery destroyed my life. I cannot orgasm, have children or lead a normal sex life and I miss my genitals every day,” he said.16 Internet searches easily turn up countless similar testimonies.

•Several European countries now urge caution in the employment of medical interventions for transgender minors, including the use of puberty blockers, “stressing a lack of evidence that the benefits outweigh the risks,” reported the Wall Street Journal. 17 “Last summer the American Academy of Pediatrics said it would order a systematic review of the evidence for “pediatric sex-trait modification.”18

•Forbes reported in June 2023 that “longitudinal data collected and analyzed by public health authorities in Finland, Sweden, the Netherlands and England have concluded that the risk-benefit ratio of youth gender transition ranges from unknown to unfavorable. As a result, across Europe there has been a gradual shift from care which prioritizes access to pharmaceutical and surgical interventions, to a less medicalized and more conservative approach that addresses possible psychiatric comorbidities and explores the developmental etiology of trans identity.”19

•A pro-transgender treatment professor at the Yale School of Medicine could not cite a single study that concluded there is strong evidence of benefits for minor patients who undergo transgender surgeries, in testimony before a U.S. House committee.20

16 Stone, Iwan. “I was a confused teenage boy who had transgender surgery to become a woman aged 19, it 'destroyed' my life...,” DailyMail.com, July 2, 2023. See https://www.dailymail.co.uk/femail/article-12250695/I-trans-surgery-woman-19-four-years-later-Im-man.html.

17 Sapsford, Jathon & Armour, Stephanie. “U.S. Becomes Transgender-Care Outlier as More in Europe Urge Caution,” Wall Street Journal, June 19, 2023. See https://www.wsj.com/articles/u-s-becomes-transgender-care-outlier-as-more-in-europe-urge-caution-6c70b5e0.

18 Sapir, Leor. “Second Thoughts on ‘Gender-Affirming Care’,” Wall Street Journal, Aug. 6, 2023. See https://www.wsj.com/articles/second-thoughts-on-gender-affirming-care-american-academy-pediatrics-doctors-review-medicine-a7173276.

19 Cohen, Joshua. “Increasing Number Of European Nations Adopt A More Cautious Approach To Gender-Affirming Care Among Minors,” Forbes, June 6, 2023. See https://www.forbes.com/sites/joshuacohen/2023/06/06/increasing-number-of-european-nations-adopt-a-more-cautious-approach-to-gender-affirming-care-among-minors/.

20 Morris, Kyle. “Crenshaw grills Dem witness over failure to name one study citing benefits of surgeries for trans kids,” FoxNews.com, June 15, 2023. See https://www.foxnews.com/politics/crenshaw-grills-dem-witness-failure-name-one-study-citing-benefits-surgeries-trans-kids.

•Leaked files from discussion forums among members of the World Professional Association for Transgender Health admitted “that some young patients or colleagues developed life-threatening medical conditions or even died after years of treatment.”21

Still, such therapies are frequently included in insurance plans, including those that deliver coverage for Johnson & Johnson employees.

Litigation and other risks

Gender dysphoria sufferers who were “affirmed” in their beliefs that they could chemically and/or surgically “transition” to the opposite sex, and then came to bemoan undergoing such treatments, are becoming increasingly litigious.[22]

A few examples:

•Two young women, Prisha Mosley of North Carolina and Soren Aldaco of Texas, are suing their care providers who recommended they undergo gender transitions. Mosley’s court-filed complaint says of her doctors, “They lied when they told Mosley she was actually a boy. They lied when they told her that injecting testosterone into her body would solve her numerous, profound mental and psychological health problems. They lied by omission, withholding critical information from her about the long-term adverse health consequences and permanent damage these treatments would cause her….”23 Aldaco’s lawsuit says interventions by her medical care providers led to her “permanent disfigurement and profound psychological scarring.”24

•Michelle Zacchigna (Alleva)25 had her uterus and breasts removed, and is suing the eight providers who treated her over their “recklessness.”26 “Distress related to my gender was treated to the exclusion of other serious mental health issues

21 Piper, Greg. “Gender transition side effects include death, patients have severe mental illness: leaked convos,” Just the News, March 5, 2024. See https://justthenews.com/accountability/whistleblowers/gender-transition-side-effects-include-death-patients-have-severe.

22 Matthews, Merrill. “Here come the gender-detransitioner lawsuits,” The Hill, Oct. 31, 2023. See https://thehill.com/opinion/4284777-matthews-here-come-the-gender-detransitioner-lawsuits/.

23 Reinl, James. “Young North Carolina woman sues the doctors who put her on testosterone at age 17…,” DailyMail.com, July 18, 2023. See https://www.dailymail.co.uk/news/article-12310887/Young-North-Carolina-woman-sues-doctors-testosterone-age-17-saying-needed-therapy-not-double-mastectomy-latest-blockbuster-detransition-lawsuit.html.

24 Prestigiacomo, Amanda. “‘No One Has A Right To Sterilize A Child’: Two Detransitioners Sue Doctors Over Medical Interventions,” The Daily Wire, July 26, 2023. See https://www.dailywire.com/news/no-one-has-a-right-to-sterilize-a-child-two-detransitioners-sue-doctors-over-medical-interventions.

25 Alleva, Michelle. “Let's Talk About How We Talk About Detransition,” Some Nuance, Please, June 28, 2023. See https://www.michellealleva.ca/p/lets-talk-about-how-we-talk-about.

26 Shellenberger, Michael. “Why This Detransitioner Is Suing Her Health Care Providers,” Public.substack.com, March 22, 2023. See https://public.substack.com/p/why-this-detransitioner-is-suing.

which went undiagnosed for years. Blind affirmation of my stated identity closed the door to alternative treatment options. What happened to me should never happen again.”

• Those who desire to “de-transition” cannot find needed treatment, whether from providers or insurance companies.[27] The aforementioned Prisha Mosley said every primary care physician, endocrinologist, obstetrician, and gynecologist she’s approached on her insurance list has turned her away or said they can’t help. “I could call and be rejected every single day,” Mosley said. Another woman, Chloe Cole, said, “I reached out to every physician, every therapist who is involved with this, and I haven’t really gotten any help at all.” Cat Cattinson said, “Because of the experimental nature of gender medicine, doctors know very little about the long-term effects of medical transition and even less about the health-care needs of those who de-transition.”

•LGBT pressure group Human Rights Campaign, whose Corporate Equality Index scorecard Johnson & Johnson eagerly boasts about, has a similar grading system for hospitals called the Healthcare Equality Index.28 Funded by Pfizer and a pharmaceutical industry lobbying association, health care systems are docked points for any behavior HRC deems “discriminatory,” and poor scores can invite litigation from likeminded activist groups. These types of hostility and threats drives decision-making in the health care and corporate worlds.

Johnson & Johnson’s denial of a problem

In its proxy opposition statement to Proposal 4, Johnson & Johnson states:

The proposal does not identify a gap in coverage with respect to the Company’s benefits and the purported risk is not relevant to the Company’s operations.

The proposal seeks a report addressing alleged compensation and health benefit gaps, including with respect to gender dysphoria and de-transitioning care, but fails to identify any such gaps. To the contrary, our benefits programs do not draw distinctions on the basis of gender or other protected characteristics and do not exclude de-transitioning care. Further, we routinely poll our employees with respect to our benefits

27 Bolar, Kelsey. “‘Detransitioners’ Are Being Abandoned By Medical Professionals Who Devastated Their Bodies And Minds,” The Federalist, Feb. 10, 2023. See https://thefederalist.com/2023/02/10/detransitioners-are-being-abandoned-by-medical-professionals-who-devastated-their-bodies-and-minds/.

28 Sibarium, Aaron. “How A Left-Wing Activist Group Teamed Up With Big Pharma To Push Radical Gender Ideology on American Hospitals,” Washington Free Beacon, May 15, 2023. See https://freebeacon.com/latest-news/how-left-wing-activist-group-teamed-up-with-big-pharma-to-push-radical-gender-ideology-on-american-hospitals/.

offerings; we receive consistently positive feedback, and this issue has not been identified as a potential concern within our employee base. The purported risks outlined in the supporting statement are theoretical and not relevant to the operations of the Company.

It is not the job of NLPC as shareholder proponent to “identify a gap,” although one clearly exists. The report sought within Proposal 4 is designed to ferret out any gaps that do exist in the Company’s compensation and benefits offerings. The fact that de-transitioners can’t find insurance-covered treatments for their conditions clearly makes the case that “gaps” exist.

Johnson & Johnson also states it “do[es] not draw distinctions on the basis of gender…,” and that it does “not exclude de-transitioning care.” This is a red herring. The Company does not “exclude” such care because it is apparent that no such accessible care exists. As a health care company, is Johnson & Johnson even researching treatment or devices to treat these victims of HRC’s ideology?

It is easy to prove the Company is engaging in deception on the issue. When it sought permission from the Securities and Exchange Commission to exclude this Proposal from its annual meeting, Johnson & Johnson could have made a very simple and straightforward case that it was omissible, by informing the agency that the Company had already “substantially implemented” the terms of the proposal. But instead, Johnson & Johnson attempted other arguments to keep Proposal 4 out of its proxy statement, and failed to convince the SEC. The Company did not make the “substantial implementation” argument for one reason: It has not implemented the proposal.

Finally, by stating that the proposal is “theoretical” and “not relevant to the operations of the Company,” Johnson & Johnson is overlooking a burgeoning backlash and is therefore whistling past the graveyard. The Company should know better, considering the extremely costly talcum powder lawsuits it has faced in recent years, with thousands of litigants likely extracting billions of dollars from shareholder resources.29 30

Conclusion

The bottom line is that progressive activists like HRC, and their adherents in Corporate America, have constructed the discrimination paradigm, its pressure points, its would-be aggrieved victims, and its associated regulatory language. They all have come to embrace it and now they boast in press releases, in media coverage, and to each other at upscale gatherings, how enlightened they are by treating everyone equally across a multitude of LGBTQIA+ gender categories and a similar number of non-white and non-Asian race classifications.

Except now we have identified a category of human beings that they are not fair to – one that has suffered irremediable maiming and disfiguring, due to the progressives’ own standard. They

29 Sherter, Alain. “Johnson & Johnson offers nearly $9 billion to settle talc lawsuits,” CBSNews.com, April 5, 2023. See https://www.cbsnews.com/news/johnson-johnson-talc-talcum-powder-lawsuits-9-billion-settlement/.

30 Gibson, Kate. “Johnson & Johnson reaches tentative deal to resolve talc baby powder litigation,” CBSNews.com, Jan. 23, 2024. See https://www.cbsnews.com/news/johnson-johnson-talc-baby-powder-cancer-j-j-lawsuit/.

don’t like us pointing that out, and instead state that we are offering up “theoretical” and “not relevant” examples of discrimination in their compensation policies. We would encourage Johnson & Johnson’s executives and board members to meet with de-transitioners like Prisha Mosley and Chloe Cole to ask them if they feel “theoretical” and irrelevant.

To HRC, Johnson & Johnson, and their allies: You built this discrimination edifice. Now you’re projecting your own conduct and attitudes upon those you scorn. But we are only living by the rules you created.

Vote FOR Proposal 4

As explained above, besides the inherent discriminatory infrastructure established by Johnson & Johnson within its compensation policies and programs, the Company has opened the door wide to reputational and legal risk due to gender ideology and the affirmation of sex transitioning medical coverage. The de-transitioners’ litigiousness may be at a trickle now, but the diversity-obsessed Company should prepare for an eventual flood of lawsuits from angry, deceived current and former employees – and possibly even external parties. Johnson & Johnson was obviously unprepared for the talcum powder lawsuit barrage that struck. Yet the attitude of indifference and arrogance displayed by the Company continues. It must end now.

For these and many other reasons, we urge our fellow shareholders to vote “FOR” Proposal 4 (“Gender-based compensation gaps and associated risks”) on the Proxy for the April 25, 2024 annual shareholder meeting for Johnson & Johnson.

PHOTO CREDITS:

Page 2: Johnson & Johnson headquarters in New Brunswick, NC/Wikimedia Commons

Page 5: Human Rights Campaign headquarters/afagen, Creative Commons

Page 8: Prisha Mosley/Screenshot: Independent Women’s Forum on YouTube

Page 9: Chloe Cole/Independent Women’s Forum

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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For questions regarding Johnson & Johnson – Proposal 4 – the Shareholder Proposal requesting a report on “Gender-based compensation gaps and associated risks,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.